

S   10025918   COMMISSION
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ANNUAL AUDITED REPORT *Processing*
FORM X-17A-5 Section
PART III   FEB 2 4 2010

SEC FILE NUMBER
8-67855

FACING PAGE Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/09 _____ AND ENDING _____ 12/31/09 *

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rosenthal Collins Capital Management, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 West Jackson Blvd., Suite 400

(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renata K. Szkoda   312-795-7808

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Renata Szkoda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rosenthal Collins Capital Management, L.L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

_19th_ day of February, 2010

_____
Notary Public

NANCY J SIMENSON
OFFICIAL SEAL
MY COMMISSION EXPIRES
MARCH 26, 2013

Renata K. Szkoda
Signature

Director of Finance
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Rosenthal Collins Capital Management, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Rosenthal Collins Capital Management, L.L.C. (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenthal Collins Capital Management, L.L.C. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 19, 2010

Rosenthal Collins Capital Management, L.L.C.

Statement of Financial Condition
December 31, 2009

Assets

Cash	$	48,696
Prepaid expenses		3,152
Total assets	$	51,848

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	16,417
Member's equity		35,431
Total liabilities and member's equity	$	51,848

See Notes to Statement of Financial Condition.

Rosenthal Collins Capital Management, L.L.C.

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: Rosenthal Collins Capital Management, L.L.C. (the Company), a wholly owned subsidiary of Rosenthal Collins Group, L.L.C. (the Parent), was organized on February 7, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company intends to participate in underwritings on a "best-effort" basis and to act as an agent in private equity placements of direct participation programs. The Company has not yet commenced operations.

The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2035.

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. In June 2009, the FASB issued *Accounting Standards Codification* ™ (Codification) which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative. The Codification was made effective by the FASB for periods ending on or after September 15, 2009. These financial statements reflect the guidance in the Codification.

Use of estimates: In preparing financial statements in conformity with GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent, which is a limited liability company not subject to federal income taxes. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's consolidated tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no material uncertain tax positions that impact the Company's financial statements. The Parent is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Note 2.   Related Parties

Certain expenses of the Company are paid by the Parent and reimbursed by the Company. As of December 31, 2009, the Company has a payable of $5,309 to the Parent.

Rosenthal Collins Capital Management, L.L.C.

Notes to Statement of Financial Condition

Note 3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 -2/3 percent of aggregate indebtedness as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of approximately $32,000 and $5,000, respectively. The net capital rule may effectively restrict distributions to the Parent.

Note 4.   Subsequent Events

The Company evaluated subsequent events through February 19, 2010, the date that these financial statements were available to be issued. There are no subsequent events to disclose.

Rosenthal Collins Capital Management, L.L.C.

Financial Report

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.